Exhibit 99.1

Press Release

CureVac and Rentschler Biopharma Ramp up for Joint Manufacturing of COVID-19 Vaccine, CVnCoV

•	CureVac further strengthens its global manufacturing network

•	Rentschler Biopharma responsible for manufacturing, downstream processing and formulation of CureVac’s CVnCoV in Laupheim, Germany

•	Process optimization currently under way to maximize drug product output

Tübingen/Laupheim, Germany and Boston/Milford, MA, USA, February 1, 2021 – CureVac N.V. (Nasdaq: CVAC), a biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), and Rentschler Biopharma SE, a leading global contract development and manufacturing organization (CDMO) for biopharmaceuticals, announced today that the companies have initiated the set-up of manufacturing capabilities for CureVac´s COVID-19 vaccine, CVnCoV.

Rentschler Biopharma is gearing up for largescale cGMP (Current Good Manufacturing Practice) production of the formulated mRNA for CVnCoV. CureVac has started the clinical Phase 2b/3 trial with its mRNA-based vaccine candidate against SARS-CoV-2, and therefore, is preparing the start of commercial production to meet global demands. Rentschler Biopharma contributes to the manufacturing of active pharmaceutical ingredient, downstream processing and formulation of drug substance for the vaccine.

The companies entered into a collaboration in November 2020 with the set-up of dedicated production lines at the Rentschler Biopharma site in Laupheim, Germany. Currently, optimization of the production process is taking place to increase mRNA yield. It is expected to produce more than 100 million doses of the CureVac vaccine per year in Laupheim.

Dr. Florian von der Mülbe, Chief Production Officer of CureVac, said: “We are pleased to partner with Rentschler Biopharma, whose quality work is well known in the industry, to conduct key aspects of the CVnCoV production process. CureVac has started building an integrated European vaccine manufacturing network with several CDMO partners. With this strategy, the company will expect a significant increase in manufacturing capacity for CVnCoV, potentially reaching up to several hundred million doses per year while mitigating potential supply chain risks.”

Dr. Frank Mathias, CEO of Rentschler Biopharma, said: “Rentschler Biopharma has extensive experience in working with the most complex biopharmaceuticals and our expert team is dedicated to meeting CureVac’s high expectations in producing their mRNA vaccine against COVID-19. We are preparing now to be ready to manufacture commercial supply, and are already setting up the production suite. We are currently looking to hire up to 80 highly qualified new team members, such as lab technicians and bioprocess engineers, to contribute to this important project and help us satisfy the increasing demand for life-saving biopharmaceuticals in the long-term.”

Federico Pollano, Senior Vice President Global Business Development of Rentschler Biopharma, added: “From the beginning of our planning process, the relationship between the CureVac and Rentschler Biopharma teams has been highly collaborative, driven by our common goal of doing our part to address the major global need for safe and effective vaccines against COVID-19. We are working tirelessly to optimize the production chain and then obtain the necessary regulatory certifications, so that we can begin manufacturing large-scale commercial supply as soon as possible.”

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidate in January 2020. The vaccine is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nano Particles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. The data supported CureVac’s decision to advance a 12µg dose into its current pivotal Phase 2b/3 study, the HERALD study, which started in December 2020. Clinical trial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen, supported by the current expansion of manufacturing capacities in Europe, allowing broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

About Rentschler Biopharma SE

Rentschler Biopharma is a leading contract development and manufacturing organization (CDMO), focused exclusively on client projects. From its headquarters in Laupheim, Germany and its site in Milford, MA, USA, Rentschler Biopharma offers process development and manufacturing of biopharmaceuticals as well as related consulting activities, including project management and regulatory support. Rentschler Biopharma's high quality is proven by its long-standing experience and excellence as a solution partner for its clients. A high-level quality management system, a well-established operational excellence philosophy and advanced technologies ensure product quality and productivity at each development and manufacturing step. In order to offer best-in-class formulation development along the biopharmaceutical value chain, the company has entered into a strategic alliance with Leukocare AG. Rentschler Biopharma is a family-owned company with about 1,000 employees. For further information, please visit www.rentschler-biopharma.com. Follow Rentschler Biopharma on LinkedIn and Facebook.

CureVac Contacts:

CureVac Media Contact Thorsten Schüller Vice President Communications CureVac, Tübingen, Germany T: +49 7071 9883-1577 thorsten.schueller@curevac.com	CureVac Investor Relations Contact Dr. Sarah Fakih Vice President Investor Relations CureVac, Tübingen, Germany T: +49 7071 9883-1298 sarah.fakih@curevac.com
Rentschler Biopharma Contact:	Media Inquiries:

Rentschler Biopharma SE Dr. Cora Kaiser Senior Director Corporate Communication T: +49-7392-701-874	MC Services AG Eva Bauer T: +49-89-210228-0	U.S. Laurie Doyle T: +1-339-832-0752
communications@rentschler-biopharma.com	rentschler@mc-services.eu

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potency efficacy of the company’s vaccine candidate and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.